[SUTHERLAND ASBILL & BRENNAN LLP]

THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com

                                  June 12, 2013

VIA EDGAR
---------

Commissioners
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:     MEMBERS LIFE INSURANCE COMPANY
                REGISTRATION STATEMENT ON FORM S-1
                FILE NO. 333-186477
                ----------------------------------

Commissioners:

    On behalf of MEMBERS Life Insurance Company (the "Company"), we are transmitting for filing under the Securities Act of 1933, as amended (the "1933 Act") a copy of Pre-Effective Amendment No. 1 to the above-referenced Form S-1 Registration Statement (the "Amendment") for certain single premium deferred annuity contracts (the "Contracts").

    The Amendment incorporates changes made in response to comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Counsel for the Company dated April 5, 2013, and includes information necessary to complete the registration statement, such as financial statements and the remainder of the required exhibits. The Amendment also reflects clarifying or stylistic changes. Acceleration requests from the Company and the principal underwriter also accompany the filing.

    The following paragraphs provide the Company's response to the comments set forth in the Staff's letter dated April 5, 2013. For the Staff's convenience, each of the comments is set forth in full below, followed by the response.

    1.   GENERAL COMMENTS/COVER:
         ----------------------

         a. Please note that certain information required by Form S-1 is missing or to be provided by amendment. Please confirm that all missing information, including exhibits and financial information, required by Form S-1 (including Regulation S-K) is provided in a pre-effective amendment. We will review the information after the pre-effective amendment is filed on EDGAR and may have additional comments at that time. Please note that this may affect the timing of our review and any request for acceleration.

Commissioners
June 12, 2013
Page 2

         RESPONSE:
         --------

         The Company acknowledges the Staff's comment and confirms that it has included all missing information required by Form S-1 and Regulation S-K in the Amendment as requested by the Staff.

         b. The operation of the Contract, including the Risk Control Accounts, is not entirely clear. Please revise the prospectus for clarity and adhere to the plain English principles described in Rule 421 of Regulation C.

         RESPONSE:
         --------

         The Company clarified the disclosure related to the operation of the Contract, including the Risk Control Accounts as requested by the Staff. The Company also modified prospectus disclosure consistent with plain English principles.

         c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the Contract or whether the company will be solely responsible for payment of Contract benefits.

         RESPONSE:
         --------

         The Company advises the Staff that there are no guarantee or credit support agreements with third parties to support any of the Company's guarantees under the Contract. However, the Company further advises the Staff that it has entered into two coinsurance agreements with its parent, CMFG Life Insurance Company ("CMFG Life"), under which CMFG Life agreed to reinsure the Company's liabilities under the Contracts on a coinsurance basis (each, an "Agreement"). CMFG Life's obligations under the Agreements run solely to the Company and no other party. Each Agreement is described in the prospectus and the Company filed a copy of each Agreement as an exhibit to the Amendment.

         d. In addition to the glossary at the front of the prospectus, please confirm that all defined terms are defined the first time they are used in the prospectus.

         RESPONSE:
         --------

         As discussed with the Staff in a phone call with Counsel to the Company on May 14, 2013 (the "May Conference Call"), the Company acknowledges the Staff's comment and confirms that all defined terms in the prospectus have been defined in the glossary at the front of the prospectus.

         e. Please confirm that all defined terms are consistently capitalized in the prospectus. Some terms (e.g., Credited Index Interest Rate at pp. 1 and 14) are sometimes capitalized, and sometimes not.

Commissioners
June 12, 2013
Page 3

         RESPONSE:
         --------

         The Company has revised the prospectus to capitalize all defined terms consistently as requested and confirms that all defined terms are consistently capitalized in the prospectus included in the Amendment.

         f. Please specify that the annuity offered is single or joint on the outside front cover page and in the "highlights" section of the prospectus.

         RESPONSE:
         --------

         The Company advises the Staff that the outside front cover page and the "highlights" section indicate that the annuity offered is a "single premium deferred annuity contract." The Company has revised both the outside front cover page as well as the "highlights" section to add the phrase "individual or joint owned" to the description of the annuity.

         g. Please provide the dealer prospectus delivery obligations legend on the outside back cover of the prospectus, as required by Item 502(b) of Regulation S-K.

         RESPONSE:
         --------

         As discussed with the Staff in the May Conference Call, the dealer prospectus delivery obligations legend required on the outside back cover of the prospectus by Item 502(b) of Regulation S-K contemplates offerings of securities that are undertaken on a firm commitment basis and for which a secondary market exists or will exist for the securities. In that regard, the prospectus delivery obligations legend required by Item 502(b) does not appear applicable to the offering of the Contracts since the Contracts will be offered on a continuous basis to the public by broker-dealer firms on a best efforts basis and no secondary market will be established for the Contracts. Notwithstanding the apparent inapplicability of the Item 502(b) legend to the offering of the Contracts, in response to the Staff comment the Company has added a legend to the outside back cover of the prospectus noting that broker-dealer firms that offer the Contracts are required to deliver a prospectus for the Contract.

         h. Please clarify the "certain entities" for which the Contract is designed, as stated in the first paragraph on the outside cover page.

         RESPONSE:
         --------

         The Company has clarified the meaning of the language "certain entities" in the first paragraph on the outside front cover page as requested by the Staff.

         i. In the second paragraph of the outside cover page, please clarify the types of guarantees that apply to the amount allocated to each Risk Control Account (as stated on p. 11 under "Setting the Index Interest Rate Cap"). In addition, please include a bolded statement that these guarantees are subject to the Company's financial strength and claims-paying ability. Please

Commissioners
June 12, 2013
Page 4

             include similar disclosure, and a similar bolded statement, in the first paragraph of the "Risk Control Accounts" section at p. 11 of the prospectus.

         RESPONSE:
         --------

         The Company has clarified the types of guarantees that apply to amounts allocated to each Risk Control Account in the second paragraph of the outside front cover page. The Company has also added a bolded statement that such guarantees are subject to the Company's financial strength and claims-paying ability on the outside front cover page. In addition, the Company has included similar disclosure and a similar bolded statement in the first paragraph of the "Risk Control Accounts" section on page 12 of the prospectus as requested by the Staff.

         j. The third paragraph of the outside cover page states that "Not all Risk Control Accounts may be available in all markets where we offer the Contract." As the Contract includes only two Risk Control Accounts, please clarify in the disclosure whether this means that the Contract may include only one Risk Control Account, or whether additional Risk Control Accounts may be added in the future.

         RESPONSE:
         --------

         The Company has revised the disclosure in the third paragraph of the outside front cover page to indicate that the Company may offer additional Risk Control Accounts in the future.

    2.   GLOSSARY (PAGES 1-2):
         --------------------

         a. "Contract Value" and "Credited Index Interest." In these definitions, please clarify that the Credited Index Interest impacts the Contract Value, as stated under "Index Interest Crediting Risk" at pp. 5-6 of the prospectus.

         RESPONSE:
         --------

         The Company has revised the definitions of "Contract Value" and "Credited Index Interest" on page 1 of the prospectus as requested by the Staff.

         b. "Adjusted Index Value." Please clarify what the term "index value" means. If it refers to the "Initial Index Value," please so state.

         RESPONSE:
         --------

         The Company has clarified the definition of "Adjusted Index Value" on page 1 of the prospectus as requested by the Staff.

         c. "General Account." Please clarify what the term "'insulated' separate accounts" means. If this refers to "Separate Accounts," as defined in this section, please so state.

Commissioners
June 12, 2013
Page 5

         RESPONSE:
         --------

         The Company clarified the definition of "General Account" on page 2 of the prospectus as requested by the Staff.

         d. "Good Order." Please clarify what notice, if any, investors may receive of any change in the requirements for what constitutes "good order."

         RESPONSE:
         --------

         In response to the Staff comment, the Company clarified the definition of "Good Order" on page 2 of the prospectus to note that the Company will provide advance written notice to Owners if the Company changes the requirements for what constitutes "good order." The notice would identify any new requirements for what constitutes good order and would be sent at least 10 days in advance of such change taking place.

         e. "Index." Please clarify what may constitute a "suitable alternative index" for the S&P 500 Composite Stock Price Index. Please also include similar disclosure at p. 13 of the prospectus under "Addition or Substitution of an Index."

         RESPONSE:
         --------

         The Company added disclosure on page 16 of the prospectus under the "Addition or Substitution of an Index" section identifying what constitutes a suitable alternative index for the S&P 500 Composite Stock Price Index as requested by the Staff. The Company also added a cross-reference to such disclosure in the definition of "Index" on page 2 of the prospectus.

         f. "Index Interest Rate Floor." Please specify the Index Interest Rate Floors that apply to the Secure Account and the Growth Account, as stated in the "highlights" and "Risk Control Accounts" sections of the prospectus.

         RESPONSE:
         --------

         The Company revised the definition of "Index Interest Rate Floor" on page 2 of the prospectus as requested by the Staff.

         g. "Initial Index Period." For clarity, please consider using the term "Surrender Charge Period" rather than "Initial Index Period" to describe this period, as the two are identical. Alternatively, please clarify that this period is the same as the Surrender Charge Period. In addition, please include a cross-reference to the discussion of the Surrender Charge on pp. 15-16 of the prospectus, and include corresponding disclosure in the definition of "Surrender Charge Period."

Commissioners
June 12, 2013
Page 6

         RESPONSE:
         --------

         The Company revised the definition of "Initial Index Period" on page 2 of the prospectus to note that the Initial Index Period is the same as the Surrender Charge Period. In addition, the Company included a cross-reference to the discussion of the Surrender Charge on pages 19-20 of the prospectus as well as corresponding disclosure in the definition of "Surrender Charge Period" on page 3 of the prospectus as requested by the Staff.

         h. "Market Value Adjustment." Please clarify that "MVA" refers to "Market Value Adjustment."

         RESPONSE:
         --------

         The Company clarified the definition of "Market Value Adjustment" on page 2 of the prospectus as requested by the Staff.

         i. "Separate Account." Please clarify that the Separate Account is not registered under the Investment Company Act of 1940. In addition, we note that the prospectus states, at p. 11 ("Risk Control Accounts") that the assets of the separate account "are subject to the claims of our general creditors." Therefore, please explain supplementally the legal basis for stating that the assets equal to the reserves and contract liabilities with respect to the separate account would not be chargeable with liabilities arising out of any other business of the Company.

         RESPONSE:
         --------

         As requested by the Staff, the Company clarified in the definition of "Separate Account" on page 3 of the prospectus to note that the Separate Account is not registered under the Investment Company Act of 1940. In addition, the Company established the Separate Account under
         Section 508A.1 of the Iowa Code as a legally insulated non-unitized separate account. As such, assets held in the Separate Account equal to the reserves and other contract liabilities under the Contract are not chargeable with liabilities arising out of any other business of the Company. The Company removed the disclosure under the "Risk Control Accounts" section noted in the Staff comment.

    3.   HIGHLIGHTS (PP. 3-7)
         --------------------

         a.  Allocation Options:

             i.    Please disclose the minimum Index Interest Rate Caps for the
                     Secure Account and the Growth Account, as the prospectus should reflect all material rights and obligations of all Contract owners who purchase this product. Please also include similar disclosure in the "Risk Control Accounts" section of the prospectus at pp. 11-13 of the prospectus.

Commissioners
June 12, 2013
Page 7

         RESPONSE:
         --------

         The Company added disclosure on page 5 of the prospectus noting that the minimum Index Interest Rate Cap for both the Secure Account and the Growth Account is 0.50% as requested by the Staff. The Company added similar disclosure on page 14 in the "Risk Control Accounts" section of the prospectus.

             ii.   Please supplementally explain the legal basis for disclosing current Index Interest Rate Caps in Contracts rather than in the prospectus.

         RESPONSE:
         --------

         The Company will disclose current Index Interest Rate Caps in Contracts rather than the prospectus because Index Interest Rate Caps may change as frequently as bi-weekly and cannot be determined until the Contract is entered into by the Owner and the Company. Once the Contract is entered into by the Owner and the Company and the Index Interest Rate Cap is established, the Index Interest Rate Cap is guaranteed for a year. The Company will issue a notice to the Owner prior to the end of each Contract Year identifying the new Index Interest Rate Caps for the coming Contract Year. The Company notes that this proposed approach is the same approach followed by other insurance companies in disclosing current index interest rate caps to owners of equity indexed annuity contracts as described in the registration statements for such contracts, which registration statements were made effective by the Staff. See e.g., Pre-Effective Amendment No. 2 to Form S-1 Registration Statement for Eagle Life Insurance Company (File No. 333-160345); Pre-Effective Amendment No. 1 to Form S-3 Registration Statement for AXA Equitable Life Insurance Company (File No. 333-186796); and Pre-Effective Amendment No. 1 to Form S-3 Registration Statement for Allstate Life Insurance Company (File No. 333-178570). The Company notes that the proposed approach is also consistent with the approach followed by insurance company sponsors of combination variable and fixed deferred annuity contracts that make available fixed interest rate allocation options that guarantee a minimum rate of interest for the life of the contract and allow for crediting discretionary interest above the minimum guaranteed rate for specified periods. See, e.g., Post-Effective Amendment No. 61 to Form N-4 Registration Statement for Separate Account No. 49 of AXA Equitable Life Insurance Company (File No. 333-64749); Pre-Effective Amendment No. 2 to Form N-4 Registration Statement for Separate Account A (of Pacific Life Insurance Company) (File No. 333-185328); and Post-Effective Amendment No. 6 to Form N-4 Registration Statement of Separate Account VA-2L (of Transamerica Life Insurance Company) (File No. 333-153773).

             iii.  Please clarify, if true, that Purchase Payments can be allocated to either of the two Risk Control Accounts without restriction. If there are such restrictions, please specify what they are.

         RESPONSE:
         --------

         The Company has clarified the disclosure to indicate that the Purchase Payment may be allocated to either or both of the two Risk Control Accounts by the Owner subject to the allocation being a whole percentage of the Purchase Payment and the total allocation equaling 100% of the Purchase

Commissioners
June 12, 2013
Page 8

         Payment as noted in the "highlights-Allocation Options" section on pages 4 and 5 of the prospectus.

             iv.   In the second paragraph, please clarify what the default
                     allocation would be if the Contract Owner fails to specify an allocation. Please include similar disclosure under "Rebalancing/Reallocation" at p. 4 and "automatic rebalance program" at p. 9 of the prospectus.

         RESPONSE:
         --------

         The Company clarified the subject disclosure to indicate that Purchase Payments must be allocated to either or both of the Risk Control Accounts by the Owner prior to issuance of the Contract on pages 4 and 5 of the prospectus as requested by the Staff. In addition, the Company added clarifying disclosure under the "Rebalancing/Reallocation" section on page 5 and the "automatic rebalance program" section on page 11 of the prospectus.

             v.    Please disclose prominently (through bolded language or
                     otherwise) that the Company reserves the right to eliminate or substitute a Risk Control Account, as stated in the Risk Factors. Please include similar prominent disclosure in the "Risk Control Accounts" section.

         RESPONSE:
         --------

         The Company has determined not to reserve the right to eliminate or substitute a Risk Control Account and therefore has not added the disclosure requested by the Staff.

         b. Right to Examine: Please clarify what happens to any investments allocated by Contract Owners who subsequently reject the Contract under a right to examine provision. (That is, will negative/ positive investment performance be reflected in the amount refunded to Contract Owners?) Please also clarify if such a rejection may be subject to any charges, such as MVA or the Surrender Charge.

         RESPONSE:
         --------

         The Company clarified the disclosure under the "Right to Examine" section on page 5 of the prospectus by noting that upon the Owner's rejection of the Contract during the right to examine period, the Contract will terminate and the Company will refund to the Contract Owner the Purchase Payment or the Contract Value, which would reflect interest, positive or negative, based on changes in the Index if required under state law. If the Contract is an IRA under the Internal Revenue Code, the Company will refund the Purchase Payment. Refunds are not subject to a Surrender Charge or MVA and will be paid within seven days of the Company's receipt of the returned Contract.

Commissioners
June 12, 2013
Page 9

         c.  Rebalancing/Reallocation:

             i.    The prospectus states that a Contract Owner may request a
                     change to allocation instructions "at any time." However, since that change will not take effect until the next Contract Anniversary, this statement is potentially misleading. Please clarify, if accurate, that changes to allocations may only be made once a year. Please also revise the disclosure under "automatic rebalance program" at p. 9 accordingly.

         RESPONSE:
         --------

         The Company has made conforming changes to the disclosure in the second paragraph under the "Rebalancing/Reallocation" section on page 5 of the prospectus and the second paragraph under the "automatic rebalance program" section on page 11 of the prospectus noting that an Owner may change their allocation of Contract Value between the Risk Control Accounts only once each Contract Year.

         d. Withdrawal Options: In the second bullet, please clarify that you cannot make a withdrawal during the first Contract Year.

         RESPONSE:
         --------

         The Company modified the disclosure under the "Withdrawal Options" section on page 6 of the prospectus to reflect that up to two withdrawals from Contract Value may be made each Contract Year beginning in Contract Year 2 prior to the Payout Date, but that withdrawals are not permitted in Contract Year 1.

         e.  Surrender Charge:

             i.    For clarity, please place the discussion of this charge and the hardship waivers under a separate heading (for example, "Contract Fees and Charges").

         RESPONSE:
         --------

         The Company has complied with the Staff comment.

             ii.   Please include a brief discussion of the Change of Annuitant
                     Endorsement Charge (described at p. 16) in this overview.

         RESPONSE:
         --------

         The Company has included a brief discussion of the Change of Annuitant Endorsement Charge on page 6 of the prospectus as requested by the Staff.

         f. Market Value Adjustment (MVA): Please clarify that you may lose a portion of your principal due to an MVA. See p. 14.

Commissioners
June 12, 2013
Page 10

         RESPONSE:
         --------

         The Company has added the disclosure under the "Market Value Adjustment
         (MVA)" section on page 6 of the prospectus as requested by the Staff.

         g.  Hardship Waiver:

             i.    The prospectus states at p. 4 that the MVA will be "waived"
                     in the event of a hardship waiver, which seems to imply that the MVA would not decrease the amount of the withdrawal. However, at p. 17, under "Waiver of Surrender Charges," the prospectus states that an MVA is not "applied" to any partial withdrawal that qualifies for such a hardship waiver, which seems to indicate that the MVA would neither decrease nor increase the amount of the withdrawal. Please clarify which statement is more accurate. In addition, please clarify whether an MVA would be applied to a surrender that qualifies for a hardship waiver. If so, please also specify whether the MVA could increase, as well as decrease, the amount of this withdrawal.

         RESPONSE:
         --------

         The Company clarified the disclosure on pages 6 and 21 of the prospectus to reflect that the Company will not deduct a Surrender Charge or apply an MVA to any partial withdrawal or surrender where the Owner or Annuitant qualifies for a hardship waiver.

         h.  Surrender Charge and MVA:

             i.    Please clarify how the Surrender Charge and MVA are applied if a partial withdrawal or surrender is made before an applicable Contract Anniversary. Please also include similar disclosure in the MVA and "fees and charges" section of the prospectus (pp. 14-15; 15-17).

         RESPONSE:
         --------

         The Company clarified the disclosure on pages 6 and 21 of the prospectus as requested by the Staff. The Company also added to the "Surrender Charge" sections on pages 6 and 21 of the prospectus a cross reference to the examples in appendix a which examples describe the calculation of a partial withdrawal, one with a negative MVA and one with a positive MVA.

         i.  Benefits of Your Contract:

             i. Tax Deferral: Please clarify this section as the Contract may be offered on a Roth basis.

         RESPONSE:
         --------

         The Company clarified the disclosure under the "Benefits of Your Contract - Tax Deferral" section on page 7 of the prospectus as requested by the Staff.

Commissioners
June 12, 2013
Page 11

             ii.   Please clarify if amounts withdrawn before a Contract
                     Anniversary reflect any Credited Index Interest earned prior to that time.

         RESPONSE:
         --------

         The Company added the following statement under the "Benefits of Your Contract - Tax Deferral" section on page 7 of the prospectus in response to the Staff comment: "We will apply any Credited Indexed Interest earned at the time of a partial withdrawal or surrender."

             iii.  In the "Free Annual Withdrawals' discussion, please clarify that the free withdrawals are subject to a limit of two partial withdrawals per Contract Year, as stated on pp. 4, 6 and 17 of the prospectus.

         RESPONSE:
         --------

         In response to the Staff comment, the Company added disclosure to the "Benefits of Your Contract-Free Annual Withdrawals after First Contract Year" section on page 7 of the prospectus noting that an Owner may take a maximum of two free annual withdrawals each Contract Year after the first Contract Year during the Initial Index Period.

    4.   RISK FACTORS (PP 5-7):
         ---------------------
         a. General: For clarity, please group the final four bullet points in this section under a separate subheading, as they are not "risk factors."

         RESPONSE:
         --------

         In response to the Staff comment, the Company removed the final four bullet points under the "Risk Factors" section on pages 8 and 9 of the prospectus and placed three of the bullet points under a new section entitled "Other Important Information You Should Know" on pages 8 and 9 of the prospectus.

         b.  Please include market risk as a risk of investing in the Contract.

         RESPONSE:
         --------

         The Company added a section addressing market risk on page 8 of the prospectus as requested by the Staff.

         c.  Liquidity Risk:

             i.    The last three sentences of this discussion (beginning,
                     "There is a risk that interest rates will increase ...") appear to describe risks other than liquidity risk. Please review and revise as necessary (for example, by separating the discussion into appropriate risk categories).

Commissioners
June 12, 2013
Page 12

         RESPONSE:
         --------

         The Company revised the disclosure related to the liquidity risk on pages 7 and 8 of the prospectus as requested by the Staff.

             ii.   Please include language that you may delay payments for up to six months.

         RESPONSE:
         --------

         The Company added the disclosure requested by the Staff to the discussion of liquidity risk on pages 7 and 8 of the prospectus.

         d.  Risk That We May Eliminate or Substitute a Risk Control Account:

             i.    Since this discussion concerns both Accounts and Index
                     substitution/elimination, please include the phrase "or Index" in the heading of this discussion.

         RESPONSE:
         --------

         As noted in response to Staff comment 3.a.v., the Company has determined not to reserve the right to eliminate or substitute a Risk Control Account. In that regard, the Company revised the subject heading to read "Risk That We May Eliminate or Substitute an Index."

             ii.   The first paragraph of this discussion appears to give the
                     Company board rights to substitute another index for the Index. However, the second paragraph indicates that the Company will only substitute an index under certain stated circumstances. Please resolve this apparent inconsistency.

         RESPONSE:
         --------

         The Company clarified the subject disclosure on page 8 of the prospectus as requested by the Staff.

             iii.  The second paragraph of this section states that "the same index will be used for each Risk Control Account for the duration of your Contract." However, the section on "Addition or Substitution of an Index" (p. 13) states that there is "no guarantee that the Index will be available during the entire time you own your Contract." Please resolve this apparent inconsistency.

         RESPONSE:
         --------

         The Company removed the disclosure providing that "the same index will be used for each Risk Control Account for the duration of your Contract" from the prospectus.

             iv.   The disclosure regarding the circumstances under which the
                     Company may substitute an index appears to conflict with the section on "Addition or Substitution of an Index." In

Commissioners
June 12, 2013
Page 13

                     that Section, the prospectus states that the Index may be substituted or eliminated if the Company is "unable to utilize" the Index. Please resolve this apparent inconsistency.

         RESPONSE:
         --------

         The Company has reconciled the subject disclosure on pages 8 and 16 of the prospectus as requested by the Staff.

             v.    Please more fully explain the effect on Contract Owners of an index change.

         RESPONSE:
         --------

         In response to the Staff comment, the Company added disclosure noting that if an Owner does not want to allocate Contract Value to a Risk Control Account after an index change the Owner may surrender the Contract but may be subject to a Surrender Charge and MVA, which may result in a loss of principal and Credited Index Interest.

             vi.   Please more fully explain the circumstances under which the
                     Company may eliminate or substitute a Risk Control Account. In addition, please specify the type of notice (written or oral), if any, that Contract Owners would receive prior to the effective date of the substitution of an Account.

         RESPONSE:
         --------

         The Company has determined that it will not eliminate or substitute Risk Control Accounts under the Contract and therefore removed all references from the prospectus that the Company may eliminate or substitute a Risk Control Account.

             vii.  With respect to notification of an index change, please specify whether such notice will be in writing.

         RESPONSE:
         --------

         Disclosure addressing written notification of an index change requested by the Staff has been included on pages 8 and 16 of the prospectus.

         e. Creditor and Solvency Risk: Please bold the second sentence in this section.

         RESPONSE:
         --------

         The Company has complied with the Staff comment.

Commissioners
June 12, 2013
Page 14

    5.   AUTOMATIC REBALANCE PROGRAM (PP. 9-13)
         --------------------------------------

         a. For clarity, please consider placing the discussion relating to "Contract Value" and "Risk Control Accounts" under a separate heading, as they cover topics unrelated to the automatic rebalance program.

         RESPONSE:
         --------

         The Company has placed the discussions relating to "Contract Value" and "Risk Control Accounts" under separate headings on pages 11 and 12 of the prospectus as recommended by the Staff.

         b. Please clarify that this program is only in effect during the Initial Index Period.

         RESPONSE:
         --------

         The Company added disclosure on page 11 of the prospectus to clarify that the automatic rebalance program is only in effect during the Initial Index Period.

         c. Credited Index Interest: Please disclose whether Contract Owners may obtain the current Credited Index Interest applicable to their Contract Value and, if so, how (e.g., toll-free telephone number; website; etc.).

         RESPONSE:
         --------

         The Company added the disclosure requested by the Staff under the "risk control accounts - Credited Index Interest" section on page 13 of the prospectus.

         d. Risk Control Accounts: Please clarify what is meant by a "non-unitized separate account."

         RESPONSE:
         --------

         In response to the Staff comment, the Company removed the term "non-unitized" from the prospectus since in the Company's opinion that term would not likely be informative for the majority of Owners. In addition, the Company modified the definition of "Separate Account" on page 3 of the prospectus to note that the investment return on assets held in the Separate Account would not determine Credited Index Interest.

         e.  Growth Account/Index Interest Rate Floor for the Growth Account:
             The disclosure points the reader to "appendix a" for an example, but then provides several examples below. Please revise the prospectus accordingly.

         RESPONSE:
         --------

         The Company removed the reference to appendix a in response to the Staff comment.

Commissioners
June 12, 2013
Page 15

         f.  Addition or Substitution of an Index:

             i.    The disclosure that the Index may be terminated when "we are unable to utilize the Index" should be clarified. In addition, as noted above, please resolve the apparent conflict between this disclosure and similar disclosure in the discussion of "Risk Factors."

         RESPONSE:
         --------

         As noted in response to prior Staff comment 4.d.iv., the Company reconciled the subject disclosure on pages 5, 8 and 16 of the prospectus. The Company also clarified the disclosure regarding the termination of the Index.

             ii.   As the Contract offers a single Index and no fixed investment option, please explain where an investor's money would be held should the Index be terminated.

         RESPONSE:
         --------

         In the unlikely event that the Company terminates the Index, the Company would undertake to ensure that a suitable alternative index is made available under the Contract upon termination of the Index and Contract Value would continue to be allocated to the Risk Control Accounts. If a suitable alternative index is not available at that time, Contract Value would also continue to be allocated to the Risk Control Accounts until a suitable alternative index becomes available. Changes in the value of the Index following termination would not be taken into account in determining any Credited Indexed Interest during such interim period. The Company has added disclosure in this regard under the "Risk Control Accounts" section on page 12 of the prospectus.

    6.   MARKET VALUE ADJUSTMENT (PP. 14-15):
         ------------------------------------

         a. The prospectus states that "[y]ou may lose a portion of your principal due to an MVA." Please clarify if this is true for the Secure Account.

         RESPONSE:
         --------

         In response to the Staff comment, the Company added disclosure to page 16 of the prospectus noting that the application of the MVA may result in a loss of principal regardless of the Risk Control Account to which a Contract Owner allocated Contract Value.

         b. Purpose of the MVA: Please explain more fully how the MVA works. In particular, please clarify, if accurate, that the "fixed income investment and other investments" referred to in this section are the investments in the Risk Control Accounts.

         RESPONSE:
         --------

         In response to the Staff comment, the Company added disclosure on page 17 of the prospectus noting that fixed income investments and other investments are used to support the guarantees under the Contract. The Company notes that each Risk Control Account is an index interest

Commissioners
June 12, 2013
Page 16

         crediting option with Index Interest Rate Caps and Index Interest Rate Floors that the Company uses to determine Credited Index Interest. The Risk Control Accounts do not hold fixed income investments or other investments.

             c. MVA Formula: Please provide a plain English description of the MVA Formula including the factors that might increase or decrease the MVA.

         RESPONSE:
         --------

         In response to the Staff comment, the Company added a description of the MVA feature in plain English addressing, among other things, economic indicators, such as the Constant Maturity Treasury rate, BofA Merrill Lynch 1-10 Year US Corporate Constrained Index, Asset Swap Spreads, as well as other factors set forth in the MVA formula and their effect on the MVA. The Company also retained the MVA Formula in the prospectus. The formulaic presentation of the MVA feature is consistent with the disclosure of mva formulas in other prospectuses for fixed interest annuity contracts and equity indexed contracts included in registration statements made effective by the Staff.

         d.  Market Value Adjustments Indices (p. 15, second full paragraph):

             i.    Please define this term here or in the glossary.

         RESPONSE:
         --------

        In response to the Staff comment, the Company defined the term Market Value Adjustment Indices in the glossary on page 2 of the prospectus.

             ii.   In the discussion of Market Value Adjustment Indices, please explain what "regulatory approval" you are referring to.

         RESPONSE:
         --------

         In response to the Staff comment, the Company modified the subject disclosure to note that such approval would be sought from the insurance department of the Owner's state of residence.

    7. FEES AND CHARGES/SURRENDER CHARGE (PP. 15-16): Please make it clear why an investor would choose one Initial Index Period over another.

         RESPONSE:
         --------

         In response to the Staff comment, the Company added disclosure under the "fees and charges-Surrender Charge" section on page 19 of the prospectus noting that the Initial Index Period should be chosen based on an Owner's specific investment, liquidity and retirement planning needs. The disclosure notes that in general the Index Interest Rate Cap for either the Secure Account or the Growth Account would increase with the duration of the Initial Index Period. In addition, the disclosure notes that, in general, the Index Interest Rate Cap for the Growth Account would exceed the Index Interest Rate Cap for the Secure Account where the Growth Account and Secure

Commissioners
June 12, 2013
Page 17

         Account have the same duration and that the Growth Account is only available during the Initial Index Period.

    8. ACCESS TO YOUR MONEY (PP. 17-18): Please clarify if the Index Rate Floor or the Interest Rate Cap is pro-rated if the death of a Contract Owner occurs in the middle of a Contract Year (both during the Initial Index Period and after the Initial Index Period).

         RESPONSE:
         --------

         The Company added disclosure in response to the Staff comment under the "Waiver of Surrender Charges" section on page 21 of the prospectus noting that the Company does not pro-rate Credited Index Interest, the Index Interest Rate Floor or the Index Interest Rate Cap in the event of the death of the Owner during or after the Initial Index Period.

    9. DEATH BENEFIT - DEATH OF THE OWNER (p. 19): Please clarify if the Index Rate Floor or the Interest Rate Cap is pro-rated if the death of a Contract Owner occurs in the middle of a Contract Year.

         RESPONSE:
         --------

         The Company added disclosure in response to the Staff comment under the "Death of the Owner" section on page 22 of the prospectus noting that the Company does not pro-rate Credited Index Interest, the Index Interest Rate Floor or the Index Interest Rate Cap in the event of the death of the Owner during or after the Initial Index Period.

    10. INCOME PAYMENTS - TERMS OF INCOME PAYMENTS (P. 20): Please make it clear that the payments are based on fixed interest rates.

         RESPONSE:
         --------

         In response to the Staff comment, the Company has added disclosure to the "income payments - the Payout Period, Terms of Income Payments" section of the prospectus noting that income payments under the Income Payment Options are based upon fixed rates of interest.

    11.  INCOME PAYMENT OPTIONS (P. 21):
         ------------------------------

         a. Please specify what the default payment option would be if the Contract Owner fails to select an option.

         RESPONSE:
         --------

         The Company identified the default Income Payment Option on page 25 of the prospectus as requested by the Staff.

Commissioners
June 12, 2013
Page 18

         b. EGC Scaled Disclosure: Please explain supplementally the extent to which the financial and other disclosure in this prospectus (including, for example, executive compensation disclosure) has been reduced from that required under Form S-1 as a result of the Company's status as an EGC under the JOBS Act.

         RESPONSE:
         --------

         As noted in a phone message for Ms. Deborah Skeens, Senior Counsel, Insured Investments Office, SEC's Division of Investment Management, from outside counsel for the Company, on April 30, 2013, the Company respectfully advised the Staff that it is no longer seeking treatment as an "emerging growth company" under the JOBS Act and has included in the prospectus all financial and other disclosure as required under Regulation S-K. Notwithstanding the Company's decision not to pursue emerging growth company treatment, the Company still believes that it qualifies as an emerging growth company under the JOBS Act and is eligible for treatment as such. However, solely out of concern that continued dialogue and correspondence with the Staff regarding the Company's eligibility for emerging growth company treatment could jeopardize the proposed effective date of the Amendment and the proposed start date for the commencement of distribution activities for the Contract, the Company decided not to pursue treatment as an emerging growth company.

    12. CORPORATE HISTORY OF THE COMPANY (P. 28): The prospectus discloses the assets of MEMBERS Life Insurance Company and its subsidiaries. It does not appear that MEMBERS Life Insurance Company has any subsidiaries. Please revise or advise.

         RESPONSE:
         --------

         The Company revised the disclosure on page 32 of the prospectus to remove the reference to "and our subsidiaries."

    13. IMPORTANT INFORMATION ABOUT THE INDEX (P. 51): Please provide a description of the Index, including that the performance of the Index does not reflect dividends. Please also include a brief description of the Index in the highlights section of the prospectus.

         RESPONSE:
         --------

         The Company added the disclosure requested by the Staff on pages 4 and 58 of the prospectus.

    14. TANDY REPRESENTATIONS: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

         Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Commissioners
June 12, 2013
Page 19

           o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           o the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

           o the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve registrant from this responsibility; and

           o the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

         We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

         RESPONSE:
         --------

         In response to the Staff comment, the Company acknowledges that

           o should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

           o the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;

           o the Staff's comments, the Company's changes to the disclosure as reflected in the Amendment in response to the Staff's comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Company from responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

           o the Company may not assert the Staff's action or the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  *  *  *  *  *

Commissioners
June 12, 2013
Page 20

    We believe that the Amendment is complete and responds to all Staff comments. We respectfully request that the Staff review these materials as soon as possible. As noted above, requests for acceleration from the Company and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to June 26, 2013 or as soon as practicable thereafter.

    If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

                                                            Sincerely

                                                            /s/ Thomas E. Bisset
                                                            --------------------
                                                            Thomas E. Bisset

Enclosures

cc:      Deborah Skeens
         Kevin Thompson
         Ross Hansen
         Steve Roth
         Stephani Hildebrandt
         Naseem Nixon